December 4, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Nu Ri Jung Suzanne Hayes Jeffrey P. Riedler

Re:	Pain Therapeutics, Inc.
Form 10-K filed for the Year Ended December 31, 2008
Filed February 13, 2009
File No. 000-29959

Ladies and Gentlemen:

Pain Therapeutics, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 9, 2009 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K, filed 02/13/2009

Item 1. Business, page 2

Intellectual Property, page 5

COMMENT 1: Please identify all of your material patents and all the material patents you license from third parties. Additionally, disclose your product candidates that are dependent on each patent and disclose when each patent expires.

U.S. Securities and Exchange Commission

December 4, 2009

RESPONSE: Our material patents and all the material patents we license from third parties include the following:

•

For Remoxy and our other abuse resistant product candidates, we have licensed from Durect Corporation U.S. Patent 5,747,058, titled “High Viscosity Liquid Controlled Delivery System.” Such patent expires in June 2015.

•

For melanoma, we have licensed from Albert Einstein College of Medicine U.S. Patent No. 7,402,385, titled “Radiolabled Anti-Melanin Antibodies and Peptides for Treatment of Melanoma.” Such patent expires in April 2024.

•	For hemophilia, we have licensed from Poetic Genetics, LLC U.S. Patent No. 7,361,641, titled “Methods and Compositions for Genomic Modification.” Such patent expires in August 2019.

Other patents have published but not issued and other patent applications are pending.

Strategic Alliance with King Pharmaceuticals, Inc., page 5

COMMENT 2: Please revise your disclosure regarding the collaboration agreement and the license agreement with King to disclose when the latest to expire patent is scheduled to expire.

RESPONSE: We propose to revise the last paragraph under the heading “Strategic Alliance with King Pharmaceuticals, Inc.” to include the requested disclosure as follows:

“The collaboration agreement continues until the later of the expiration of any patent rights licensed under the license agreement or developed under the collaboration agreement and the expiration of all periods of market exclusivity with respect to Remoxy and other abuse-resistant opioid drug candidates being developed under the strategic alliance. Currently, the last to expire issued patent covered by such arrangement expires in June 2016; however, we expect such date may be extended by the issuance of any additional patents pursuant to pending patent applications. We and King can terminate the collaboration agreement under certain circumstances, including material breach and insolvency. Our license agreement with King terminates at the time that the collaboration agreement terminates.”

We propose to include this revised disclosure in our next Annual Report on Form 10-K filed for the fiscal year ending December 31, 2009 (the “Next 10-K”).

Formulation Agreement with Durect Corporation, page 6

COMMENT 3: Please revise your disclosure to disclose all the material terms of this agreement, including, but not limited to, amounts paid to date, aggregate potential milestone payments, the range of potential royalty payments (i.e. “low single digits” or “high single digits”), and term and termination provisions.

U.S. Securities and Exchange Commission

December 4, 2009

RESPONSE: We propose to revise the disclosure under the heading “Formulation Agreement with Durect Corporation” to include the requested disclosure as follows:

“We have an exclusive, worldwide Development and License Agreement, or the Durect Agreement, with Durect Corporation, or Durect, to use a patented technology that forms the basis for a number of oral gel-cap drug candidates, including Remoxy. We reimburse Durect for formulation and related work, and make milestone payments based on the achievement of certain technical, clinical or regulatory milestones. Aggregate payments to Durect from the inception of the Durect Agreement to December 31, 2008 were approximately $34.1 million. We paid Durect $1.0 million in upfront payments under the Durect Agreement and $1.7 million in milestones for achievement of certain clinical and regulatory milestones. We could pay up to another $7.6 million of potential milestone payments under the Durect Agreement following achievement of certain clinical and regulatory milestones. We have sub-licensed to King certain rights to develop and to commercialize Remoxy and certain other opioid drugs formulated in part with technology we licensed from Durect. King controls preclinical, clinical, commercial manufacturing and sales and marketing activities for Remoxy and we control all of the preclinical, clinical, commercial manufacturing and sales and marketing activities the other abuse-resistant opioid painkillers. King is obligated to reimburse us for all expenses for formulation and related work and for milestone payments we incur under our agreement with Durect.

We also are obligated to pay Durect royalties on any related drug sales. Royalties on sales of products licensed under our agreement with Durect range from 6.0% to 11.5%, depending on the level of sales of licensed products in a given calendar year. In turn, King is obligated to reimburse us for all royalty expenses we incur under the agreement with Durect for product sales under our strategic allicance with King. Durect is obligated to supply King with certain components of Remoxy and other abuse-resistant opioid painkillers pursuant to a commercial supply agreement between King and Durect.

The Durect Agreement terminates on a country-by-country basis upon the later of the expiration of the last to expire of the patents licensed under such agreement or a certain number of years following first commercial sale in such country. Currently, the last to expire patent covered by such agreement expires in June 2016: however, we expect such date may be extended by the issuance of any additional patents pursuant to pending patent applications. We can terminate the Durect Agreement with notice to Durect and we and Durect can terminate such agreement under certain circumstances, including material breach and insolvency.

Under our license agreement with King, we are obligated not to amend or terminate our agreement with Durect if an amendment or termination would alter the rights or obligations of King under our collaboration agreement or license agreement with King.”

We propose to include this revised disclosure in the Next 10-K. The figures given for payments to Durect Corporation in the above proposed language are as of December 31, 2008, but such figures will be updated to December 31, 2009 in the corresponding disclosure we provide in the Next 10-K.

License of Technology from Albert Einstein College of Medicine, page 6

COMMENT 4: Please provide a more specific description of the technology you license from Albert Einstein College of Medicine and identify your product candidates that are dependent on this technology. Additionally, file the agreement as an exhibit and disclose all the material terms of this agreement, including but not limited to quantify the payments made to date, aggregate potential milestone payments, the range of royalty payments (i.e. “low single digits” or “high single digits”), and term and termination provisions. If you believe you are no longer substantially dependent on this agreement, please provide us with an analysis supporting you determination.

U.S. Securities and Exchange Commission

December 4, 2009

RESPONSE: We propose to revise the disclosure under the heading “License of Technology from Albert Einstein College of Medicine” to include the requested disclosure as follows:

“We have licensed certain technology, including technology that we use in our monoclonal antibody program for the treatment of metastatic melanoma, from Albert Einstein College of Medicine, or AECOM, pursuant to a License Agreement, or AECOM Agreement. Under the AECOM Agreement, we have a worldwide exclusive license to the technology underlying the AECOM Agreement and all intellectual property rights arising from such technology. The AECOM Agreement requires us to pay AECOM up to $8 million in milestone payments, based on certain clinical development and commercial milestones, and royalties of 4% based on sales of licensed products. If a product utilizing technology licensed under the AECOM Agreement is combined with a drug or other substance for which we are paying an additional royalty, the royalty that we pay to AECOM will be reduced by up to one-half based on the amount of such additional royalty. In connection with the AECOM Agreement, we also issued a warrant to purchase up to 150,000 shares of our common stock at an exercise price of $6.77 per share, with vesting subject to certain commercial milestones. This warrant expired unvested in January 2010. Aggregate payments to AECOM from the inception of the AECOM Agreement to December 31, 2008 were approximately $1.3 million, inclusive of an up-front payment of $200,000. We have not yet made any milestone payments to AECOM under this agreement.

The AECOM Agreement terminates on a country-by-country basis when our obligation to pay royalties ceases. All royalty obligations will cease upon the expiration of the last to expire patent covered by the agreement. Currently, the last to expire patent covered by such agreement expires in April 2024; however, we expect such date may be extended by the issuance of any additional patents pursuant to pending patent applications. We can terminate this license anytime and we and AECOM can terminate under certain circumstances, including material breach and insolvency.

AECOM originally received grants from the U.S. federal government to research some of the technology that we license. The terms of these grants provide the U.S. federal government with a non-exclusive, non-transferable paid-up license to practice inventions made with federal funds. Thus, our licenses are non-exclusive to the extent of the U.S. federal government’s license. If the U.S. federal government exercises its rights under this license, it could make use of the same technology that we license and the size of our potential market could thereby be reduced.”

We propose to include this revised disclosure in the Next 10-K. The figures given for payments to the Albert Einstein College of Medicine (“AECOM”) in the above proposed language are as of December 31, 2008, but such figures will be updated to December 31, 2009 in the corresponding disclosure we provide in the Next 10-K.

We do not believe that our business is substantially dependent on the License Agreement with AECOM (the “AECOM Agreement”) within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, and, as a result, have not filed such agreement with our periodic reports with the Commission. The technology associated with the AECOM Agreement is currently in the very early stages of research and

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December 4, 2009

development, having completed enrollment in only one Phase I clinical trial outside the U.S. and remaining subject to ongoing pre-clinical investigation. As a result, we do not yet receive any revenues from products utilizing this technology, and our ability to identify, develop and commercialize products covered by the AECOM Agreement, or generate revenue therefrom, is subject to substantial risk and not currently ascertainable. Moreover, we have a pipeline of other development programs and product candidates that we are pursuing, and our business is therefore not dependent on the success of any development candidates we may identify under the AECOM Agreement technology.

License of Technology from Poetic Genetics, LLC, page 7

COMMENT 5: Please revise your disclosure to provide a description of all the material terms of the license agreement with Poetic, including, not limited to payments made to date and term and termination provisions. In addition, please file a copy of the agreement as an exhibit. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not required to file this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: We propose to revise the disclosure under the heading “License of Technology from Poetic Genetics, LLC” to include the requested disclosure as follows:

“We have licensed novel gene integration technology from Poetic pursuant to a License Agreement with Poetic, or the Poetic License. We have worldwide commercial rights and all intellectual property rights arising from the technology subject to the Poetic License in all indications in hemophilia and pain management. In connection with the Poetic License, we paid Poetic a $10,000 upfront fee and also issued a warrant to purchase up to 300,000 shares of our common stock at an exercise price of $8.86 per share that does not vest until certain commercialization milestones are met with respect to products relying on technology licensed under the agreement. This warrant is not currently vested and terminates in February 2027. Under the Poetic License, we are also obliged to pay Poetic milestone payments of up to $4 million in the aggregate, based on clinical and regulatory progress, and a royalty on net sales in the mid-single digit range. Other than the up-front payment, we have not to date made any other cash payments to Poetic under this agreement.

The Poetic License terminates on a country-by-country basis on the expiration of the last patent licensed under the agreement or, if there is no valid claim under a licensed patent, seven years from the first commercial sale of a licensed product. Currently, the last to expire patent covered by such agreement expires in August 2019; however, we expect such date may be extended by the issuance of any additional patents pursuant to pending patent applications. The Poetic License is also terminable by either us or Poetic in the event of a material breach by the other party.”

We propose to include this revised disclosure in the Next 10-K.

We do not believe that our business is substantially dependent on the License Agreement with Poetic Genetics, LLC (the “Poetic License”) within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, and, as a result, have not filed such agreement with our periodic reports with the Commission. The technology associated with the Poetic License is currently in the very early stages of research, and is currently being investigated in pre-clinical studies. We have not yet identified any development candidates from our studies under this technology, and it is currently unclear whether any will be found. As a result, we do not yet receive any revenues from products utilizing this technology, and our ability to

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identify, develop and commercialize products covered by the Poetic License, or generate revenue therefrom, is subject to substantial risk and not currently ascertainable. Moreover, we have a pipeline of other development programs and product candidates that we are pursuing, and our business is therefore not dependent on the success of any development candidates we may identify under the Poetic License technology.

Schedule 14A, filed 04/06/2009

Executive Compensation and Other Matters, page 11

Compensation Discussion and Analysis, page 11

COMMENT 6: On page 11, you state that your compensation committee uses surveys purchased from third parties and internally generated to determine the amount and allocation of compensation. Please identify the surveys purchased from third parties and identify the companies included in your internally generated survey. It appears from your statement on page 12 that you use a review of the surveys in determining a bonus for the year that you use the surveys for benchmarking purposes. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations. Additionally, further explain how these surveys were used. For example, if based on the surveys you decided to adjust the amounts of compensation or the allocation, please provide further explanation.

RESPONSE: We have considered Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations and appreciate the Staff’s concerns about the quality of disclosure around the use of survey information. In our Compensation Discussion and Analysis (“CD&A”), we noted that we do not have a set policy for allocating long-term and currently-paid compensation and cash and non-cash compensation for our executive officers. We also noted that we believe there is no single source of data that provides the information sought by our Compensation Committee to arrive at compensation decisions. Historically, we have used industry surveys, both purchased from independent third parties and internally generated, for general purposes as a small part of the overall considerations that the Compensation Committee uses to make compensation decisions because we view such surveys to be of very limited utility. This is highlighted by our sparing use of third-party surveys, such as our purchase in 2007 of the 2006 Radford Biotechnology Report but without a corresponding purchase of the Radford Biotechnology Report, or other third party survey, in 2008 or 2009. Companies that we reviewed in our internal survey of proxy-based compensation data in connection with our 2008 compensation determinations, and that we believe share traits with us, included: Adolor, Alkermes, Aradigm, Barrier Therapeutics, Biomarin, Cell Genesys, CV Therapeutics, Cytokinetics, Depomed, Intermune, Rigel, Somaxon Pharmaceuticals, Sunesis, Exelixis, and The Medicines Company. However, we consider this list to represent a relatively limited sample upon which to base any material portion of our compensation decisions, and, as a result, we do not seek to determine where we fall as compared to these companies, nor do we view these companies as being a peer group with which we feel a need to be competitive with respect to compensation decisions. Although we do look at the compensation of some comparable companies in third party surveys and our internally generated reports, we view this information as being only supplementary to the other ways that we make compensation decisions, such as through our Compensation Committee’s and management’s experience and general employment market conditions, including conditions specific to our particular business.

If either purchased surveys or internally generated surveys suggested that our overall compensation is materially outside our collective understanding of current general market conditions, we might see this as a basis for further investigation. Because of the foregoing, we have to date used surveys to potentially identify overall changing trends or other information that might result in a general understanding of current compensation practices in our industry.

U.S. Securities and Exchange Commission

December 4, 2009

Elements of Executive Compensation, page 11

Bonuses, page 12

COMMENT 7: On page 12, you state that “Each individual is evaluated to determine a bonus for the prior year based on performance criteria, including, among other criteria, progress towards or achievement of clinical, operational and financial goals as applicable within an executive’s area of responsibility.” Based on your disclosure, it appears that your executive officers have received a bonus payments based in part of these performance criteria. Please provide proposed draft disclosure for your 2010 proxy statement providing a more specific discussion of the milestone, clinical, operational and financial goals for each individual’s area of responsibility for each named executive officer. To the extent that the goals or milestones were quantified, your disclosure should also be quantified. In addition, confirm that your 2010 proxy statement will discuss the extent to which these goals were achieved and how the level of achievement was used to determine each named executive officer’s bonus.

RESPONSE: We do not use prospective, pre-set criteria or milestones to determine bonus amounts for our executive officers. Our Compensation Committee instead looks to our overall performance for a prior period and makes its decisions only on what has been achieved since the last period for which compensation determinations were made. Bonuses for individual executive officers may then be adjusted relative to other officers if a particular area of responsibility appeared to make relatively more progress over the prior period. The criteria referred to in our CD&A are therefore not hard targets, but instead are non-specific in nature and based on subjective determinations that we do not specifically quantify. In light of the foregoing, we propose to use disclosure substantially similar to the following in our 2010 CD&A to clarify our compensation policies in the area of bonuses:

“Bonuses. Each executive officer is eligible for an annual cash bonus. We provide such bonuses to motivate executive officers to perform on behalf of general corporate goals and to perform in their areas of responsibility. We do not have a policy of prospectively establishing annual target bonuses or bonus criteria. Each individual executive officer’s bonus for the prior year is determined through an evaluation of overall corporate performance with a particular focus on our progress since the prior year’s bonus determination in the areas of research and development, finance and other operations. In its evaluation of performance in 2009, the Compensation Committee considered the U.S. Food and Drug Administration’s, or FDA, complete response letter to our New Drug Application, or NDA, for Remoxy in December 2008, where the FDA indicated that it did not approve Remoxy for marketing and that additional non-clinical data is required to support such approval. The Compensation Committee also noted that the negative impact of the FDA’s response on the Remoxy NDA was offset in part by progress in preclinical development activities in our hemophilia program and clinical development of our metastatic melanoma product candidate. As a result of this evaluation, the Compensation Committee determined that cash bonuses should be substantially lower in 2009 as compared to 2008, resulting in the following:

•	Mr. Barbier’s bonus in 2009 was reduced to $250,000 from $425,000 in 2008;

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December 4, 2009

•	Dr. Friedmann’s bonus in 2009 was reduced to $225,000 from $320,000 in 2008;

•	Mr. Roddy’s bonus in 2009 was reduced to $10,000 from $135,000 in 2008; and

•	Dr. Schoenhard’s bonus in 2009 was reduced to $40,000 from $105,000 in 2008.

We did not purchase or generate updated internal survey data in connection with the review of bonus compensation in 2009. [We have not paid bonuses to our executive officers in 2010].”

As of the date of this comment response, we have not adopted a prospective bonus plan. The extent of our compensation awards that include prospective criteria is set forth in our in-depth discussion of the awards under our 2008 Equity Incentive Plan that comprise the Long Term Incentive Plan discussed in Comment 9 below. In addition, we are aware that any changes to compensation made for our named executive officers between now and the time we file our Schedule 14A in 2010 will also be included in our 2010 CD&A.

COMMENT 8: We note that you paid bonuses to Mr. Barbier, Dr. Friedmann, Mr. Roddy and Dr. Schoenhard in 2008. Additionally, your compensation table on page 16 includes these bonuses as “paid or accrued during fiscal year 2008.” It is unclear whether these bonuses were earned in 2008 or 2007. Item 402(c)(2)(iv) if Regulation S-K requires disclosure of bonuses earned during the 2008. Please clarify whether the named executive officers earned bonuses in 2008.

RESPONSE: We hereby confirm that the bonuses indicated by the Staff’s comment were earned in 2008. References to bonuses in our executive compensation disclosures in our 2010 filings with the Commission will refer to bonuses earned instead of bonuses “paid or accrued.”

Other Equity Awards, page 13

COMMENT 9: Please file a copy of the Long-Term Incentive Plan, or LTIP, as an exhibit. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not required to file this compensatory plan pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE: The LTIP referred to by the Staff is not a separately drafted compensatory plan, but is instead a term utilized by us to identify a group of milestone-based awards, including restricted stock units, performance shares and shares of restricted stock, that were granted under our already existing 2008 Equity Incentive Plan, a copy of which (along with the forms of underlying agreements) was filed with our December 31, 2008 Annual Report on Form 10-K through an incorporation by reference to our Current Report on Form 8-K filed with the Commission on May 29, 2008 (the “2008 Plan”). Instruction 1 of Item 601(b)(10) of Regulation S-K indicates that a registrant only needs to file copies of the plan, and not an individual executive officer’s personal agreement under such plan, unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan. With respect to the 2008 Plan grants that comprise the LTIP, the 2008 Plan and forms of 2008 Plan agreements used for such grants are already on file with the Commission, and the material terms of the specific grants to our executive officers are disclosed in our CD&A. There are no further terms regarding the 2008 Plan awards comprising the LTIP, and there is no separate written document for the LTIP that would be considered a

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December 4, 2009

separate plan. As a result, we respectfully submit that investors have available the information they need to understand each of our named executive officer’s compensation with respect to such 2008 Plan grants and that drafting an additional summary of the 2008 Plan grants comprising the LTIP for filing as an exhibit to our periodic reports is not required under Item 601(b)(10)(iii)(A).

Should you have any further questions or comments, please do not hesitate to contact me at (650) 645-1930.

Sincerely,

Pain Therapeutics, Inc.

/s/ Peter S. Roddy
Peter S. Roddy
Vice President and Chief Financial Officer

cc:	Michael O’Donnell, Esq.

Gavin McCraley, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.